[redacted]

12010502

3/11

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66916

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH., D.C.
706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YYYY) AND ENDING 12/31/2011 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zecco Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N Brand Blvd., Suite 1700
(No. and Street)

Glendale	California	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Chiodo — (818) 230-6408
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

One Market – Spear Tower, Suite 1100	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19

OATH OR AFFIRMATION

STATE OF: **California**

)ss.

COUNTY OF: **Los Angeles**

I, Michael J. Chiodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zecco Trading, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me this 27th day of February 2012 by Michael J. Chiodo, personally known to me or proved to me on the basis of satisfactory evidence to be the person who appeared before me.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MICHELLE T. YORO
Commission # 1829792
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2013

Signature of Notary

Zecco Trading, Inc.

Statement of Financial Condition as of December 31, 2011,
Independent Auditors' Report, and Supplemental Report on Internal Control

Zecco Trading, Inc.

Contents

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

Independent Auditors' Report

Board of Directors
Zecco Trading, Inc.
Glendale, California

We have audited the accompanying statement of financial condition of Zecco Trading, Inc. as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Zecco Trading, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 28, 2012

Statement of Financial Condition

Zecco Trading, Inc.

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	174,498
Receivable from clearing organization		1,071,469
Deposits with clearing organization		264,870
Prepaid expenses and other assets		195,429
Receivable from parent company		359,380
Deposits		68,681
Fixed assets, net of accumulated depreciation		408,687
Total Assets	$	2,543,014
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities		552,725
Payable to parent company		-
Total Liabilities		552,725
Commitments and Contingencies (Note 1 and 9)		
Stockholders' Equity		
Common stock, 100,000 shares authorized, 5,684 shares issued and outstanding		56,844
Additional paid-in capital		6,852,001
Accumulated deficit		(4,918,556)
Total Stockholders' Equity		1,990,289
Total Liabilities and Stockholders' Equity	$	2,543,014

See accompanying notes to financial statements.

1. The Company and Its Significant Policies

The Company

Zecco Trading, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company is a wholly-owned subsidiary of Zecco Holdings, Inc. (the "Parent").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may materially differ from those estimates.

Revenue Recognition

Security transactions and related commission revenue are recorded on a trade date basis.

Commissions and Clearing Costs

Commissions and the related clearing costs are recorded on a trade date basis as security transactions occur.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand accounts and highly liquid marketable securities with an original maturity of three months or less. At December 31, 2011, all cash and cash equivalents were on deposit with multiple financial institutions. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash and cash equivalents with high-credit quality financial institutions.

Fair Value Measurement

Fair value measurement guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Financial Accounting Standards Board Accounting Standards Codification, FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company does not own any assets or owe any liabilities that are required to be defined under the hierarchy approach at December 31, 2011.

Fixed Assets

Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets or, in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term (generally 3-7 years).

Share Based Payments

The Company records share-based payments expense in accordance with stock compensation accounting guidance which requires nonpublic companies to estimate the calculated value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's statement of operations.

Stock compensation accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In addition, stock compensation accounting guidance requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows.

The calculated value of each option award is estimated on the date of grant using a Black-Scholes option pricing model that uses assumptions including expected volatilities, expected term of options, risk-free rate and estimated dividend yield. Expected volatilities are based on historical volatility of the average of certain comparable public companies, as determined by the Company. The expected term of options granted is derived using the simplified method. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. These factors could change in the future, which would affect the stock-based compensation expense in future periods.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are disclosed in the financial statements for the changes in deferred tax liabilities or assets between years. State minimum franchise taxes due for the Company have been paid by the Parent.

The guidance related to Accounting for Uncertainty in Income Taxes contained in FASB ASC 740-10, clarifies the accounting for uncertainty in income taxes recognized in any entity's financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax position taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. The Company determined that there are no material income tax accounting positions that have been claimed on the Company's income tax filings that would result in an material adjustment, if the Company were to be audited by taxing authorities.

Concentration of Credit Risk

The Company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Interest and Dividends

The Company maintains its customer balances at its clearing broker dealer. Through its clearing firm its customers are able to maintain margin loans in their accounts with the underlying marketable securities providing collateral for these loans. These loans are maintained in compliance with applicable securities rules and regulations. The Company shares these net revenues with its clearing firm and the interest charged on these margin loans, less the cost of funds, is the primary source interest earnings for the Company. Net interest is accrued for the month earned and paid by our clearing firm in the following month. The Company has no dividend earnings.

Clearing Firm Concentration Risk

The Company is an introducing broker. An introducing broker is a broker-dealer that contracts with a clearing firm to handle the execution and settlement of orders that the introducing firm receives from its clients or its own trading desk to buy and sell securities. The Company only utilizes Penson Financial Services, Inc. ("Penson"), to handle the execution and settlement of orders. The Company has a concentration risk due to the relationship with Penson. Penson utilizes two other clearing firms for overflow activity.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board issued guidance that requires new disclosures and clarifies existing disclosure requirements about fair value measurements. The new guidance requires (a) disclosure of gross significant transfers in and/or out between Level 1 and 2 and the reasons for those transfers, (b) disclosure of all transfers in and/or out of Level 3 (significant transfers to be presented gross) and the reasons for those transfers, and (c) purchases, sales, issuances and settlements to be disclosed separately (i.e., gross) within the Level 3 roll-forward. The guidance also clarifies (a) the levels of disaggregation in presenting fair value disclosures for each class of assets and liabilities and (b) the disclosures about valuation techniques and inputs that are required for fair value measurements that fall within either Level 2 or Level 3. This standard enhances fair value disclosure requirements and, thus, its adoption had no significant impact on the Company's financial statements.

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". ASU 2011-04 amended ASC 820 to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

2. Receivable From the Clearing Organization

Amounts receivable from the clearing organization at December 31, 2011 consist of the following:

Commissions and fees	$	772,929
Clearing charges		(98,098)
Interest and dividends		460,124
Other		(63,486)
	$	1,071,469

3. Fixed Assets

Computer equipment	$	219,027
Software		170,436
Communications equipment		77,683
Leasehold improvements		50,920
Furniture and fixtures		228,232
Less accumulated depreciation and amortization		(337,611)
	$	408,687

4. Payable to Parent Company/Related Party Transactions

Related Party Transactions

The Company reimburses its Parent for marketing, website hosting, website tools and content costs incurred on its behalf. Additionally, website development costs once placed in service are paid to the Parent. Marketing costs consists of all third party marketing costs incurred including direct and indirect advertising expenses. Additionally, marketing costs include reimbursement of all employee costs to operate and manage the marketing process and is classified in the statement of operations as advertising costs. Website hosting costs include third party costs to host www.zecco.com. These expenses are classified in the statement of operations as communications. The cost of website tools and content includes fees paid to third party data providers and is classified in the statement of operations as communications. Website development expenses are classified in the statement of operations as occupancy. Following is a summary of these costs for 2011 reimbursed to the Parent:

Marketing	$	1,974,887
Website tools and content		962,176
Website development		1,070,463
Website hosting		407,184
Total	$	4,414,710

The receivable from parent company of $359,380 at December 31, 2011 consists of amounts paid in excess of the above reimbursable costs incurred during 2011.

5. Income Taxes

The income tax provision for the year ended December 31, 2011 is as follows:

Current:	
Federal	$ 2,674
State	53,433
	56,107
Deferred:	
Federal	(120,551)
State	28,066
Valuation allowance decrease	92,485
	-
Total	$ 56,107

The components of the deferred tax assets net, are as follows:

Net operating losses	$ 2,334,458
Other	(15,986)
Less: valuation allowance	(2,318,472)
Total	$ -

As of December 31, 2011, the Company has a net loss carry-forward of approximately $5,550,000 that will expire in 2030 for federal purposes and 2020 for state purposes. Pursuant to Section 382 of the Internal Revenue Code, the usage of these net operating loss carry-forwards may be limited due to changes in ownership that have occurred or that may occur in the future. The company has not yet determined the impact, if any, which changes on ownership, have had on net operating loss carry-forwards. A valuation allowance has been placed against 100% of the net deferred tax asset as management has concluded it is more likely than not that the net deferred tax asset will be realized. The valuation allowance decreased $92,485 from December 31, 2010 to December 31, 2011.

6. Commitments and Contingencies

Settlement of Securities Transactions

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. The Company's customer transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account

basis. The Company incurred losses of approximately $80,074 during the year from activity in its customer's accounts included in other operating expenses. At December 31, 2011, the Company was not responsible for any unsecured debits and did not have any open positions in its proprietary accounts.

Operating Leases

The Company leases its offices under long-term operating leases. Under these leases, the Company pays taxes, insurance, and maintenance expenses. Rent expense for 2011 was $403,265. Future minimum lease commitments under these non-cancelable operating leases are as follows:

Year Ending December 31,	
2012	$ 263,339
2013	332,013
2014	373,735
2015	384,947
2016	396,496
2016 and thereafter	134,782
	$ 1,885,312

7. Net Capital Requirements

Under Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's net capital ratio at December 31, 2011 was 0.61 to 1. The basic concept of Rule 15c3-1 is liquidity, its object is to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2011, the Company had net capital of $901,995. This was in excess of the amount required by the SEC by $865,147.

8. Exemption from Rule 15c-3-3

The Company is exempt from Securities and Exchange Act of 1934, Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) who, as an introducing broker dealer clears all customer transactions through Penson Financial Services, Inc. on a fully disclosed basis.

9. Subsequent Events

Management has evaluated events and transactions for potential recognition on disclosure through February 28, 2012, the date the financial statements are available to be issued, and did not note any items that would adjust the financial statements or require disclosure.

Supplemental Information

BDO

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Market, Suite 1100
Spear Tower
San Francisco, CA 94105

Independent Auditors' Report on Internal Controls

Board of Directors
Zecco Trading, Inc.
Glendale, California

In planning and performing our audit of the financial statements of Zecco Trading, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any significant deficiencies in internal controls and control activities for safeguarding securities that we consider material weaknesses.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified two deficiencies in internal control that were considered to be two material weaknesses; the first related to management's ability to account for non-ordinary transactions and the second related to the lack of formalized licensing agreements between Zecco Trading and the parent company, Zecco Holdings, Inc. We communicated these in writing to management and those charged with governance on February 24, 2012. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Zecco Trading, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 28, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives, as the above material weakness related to non-ordinary transactions and the lack of formalized licensing agreements..

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 28, 2012

Zecco Trading, Inc.

Statement of Financial Condition as of December 31, 2011, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
As a Public Document

BDO®